EXHIBIT 99.2

NOT FOR DISTRIBUTION IN THE UNITED STATES, AUSTRALIA, CANADA, SOUTH AFRICA OR JAPAN

Innate Pharma Announces Proposed Offering of Ordinary Shares

Marseille, France, August 13, 2026, 10:00 PM CEST

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) ("Innate" or the "Company"), today announced the launch of an offering of approximately €22.5 million (the “Offering”). The Offering consists of an offering of the Company's ordinary shares (nominal value €0.05 per share – the “Ordinary Shares”) in a private placement (i) in the European Union (including in France), to “qualified investors” within the meaning of Article 2(e) of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended from time to time (the “Prospectus Regulation”), (ii) outside of the European Union and the United States to institutional investors pursuant to the applicable private placement exemptions, in each case of (i) and (ii) pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and (iii) in the United States, to a limited number of “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act, pursuant to the exemption from registration under the Securities Act.
Stifel is acting as sole global coordinator and, together with BTIG, are acting as joint bookrunners (the “Joint Bookrunners”) in connection with the Offering.
The Company currently intends to use the net proceeds of the Offering to support in priority the continued clinical development of IPH4502 which will be designed based on the results from the dose escalation, then the advancement of Innate’s preclinical ADC portfolio candidates, as well as working capital and general corporate purposes.
The Offering is subject to market and other conditions and the final aggregate amount of the Offering is subject to change. The aggregate amount of the Offering, the prices at which the Ordinary Shares will be sold in the proposed Offering, as well as the final number of Ordinary Shares, will be determined by the Chief Executive Officer following an accelerated bookbuilding process commencing immediately, in accordance with a sub-delegation granted by the Company’s Board of Directors (Conseil d’Administration) on July 29, 2026. The subscription price of the new Ordinary Shares will not be less than the volume weighted-average of the trading prices of the Company’s Ordinary Shares on the regulated market of Euronext Paris (“Euronext Paris”) over the five trading sessions preceding the pricing of the Offering, subject to a maximum discount of 15%. The new Ordinary Shares will be issued through a capital increase without shareholders’ pre-emptive rights under the provisions of Article L. 225-136 of the French Commercial Code and in accordance with the delegations granted pursuant to the 26th and 30th resolutions adopted at the combined meeting of the Company’s shareholders held on May 21, 2026.
The Company will announce the results of the Offering as well as the number and subscription price of the Ordinary Shares to be issued in the context of the Offering as soon as practicable after pricing thereof in a subsequent press release. The closing of the Offering is expected to occur on the second trading day after the final pricing and allocation of the Offering.
New Ordinary Shares issued in the Offering will be subject to an application for admission to trading on Euronext Paris on the same trading line as the existing ordinary shares of the Company currently listed on Euronext Paris, under the same ISIN code FR0010331421. No new American Depositary Receipts ("ADSs") will be issued in the context of the Offering and the new Ordinary Shares cannot be deposited in the Company’s existing ADSs program.
Bpifrance Participations S.A., which is an existing shareholder, has committed to the Joint Bookrunners to place a €3 million order in the book. The representative of Bpifrance Participations S.A. to the Board of Directors (Conseil d’Administration) did not take part in the vote on the decisions (relating to the approval for the principle of the Offering and for the delegation of authority) at the meeting of the Board of Directors (Conseil d’Administration) held on July 29, 2026.
The Offering is anchored by, among others, European and US institutional healthcare specialist investors on the back of a market sounding exercise conducted ahead of commencement of the accelerated bookbuilding procedure.
The Offering is not subject to a prospectus requiring an approval of the French Autorité des marchés financiers ("AMF"). The Company will not prepare and make public an information document as provided in article 1(4) dter) of the Prospectus Regulation because the number of Ordinary Shares issued in the Offering will not exceed the 30% of the share capital limit set forth in such article.
The Placement Agreement to be entered into between the Company and the Joint Bookrunners for the Offering will not constitute a performance guarantee (garantie de bonne fin) within the meaning of Article L. 225-145 of the French Commercial Code.
In connection with the Offering, each member of the Company’s board of directors, except Bpifrance Participations, and certain executive officers are subject to a contractual lock-up with respect to ordinary shares held by them at the time of the Offering for a period of 90 days after the closing of the Offering, subject to customary exceptions. The Company will also agree to be bound by a contractual lock-up for a period of 90 days after the closing of the Offering, subject to customary exceptions.

Cash horizon update
The Company’s current cash, cash equivalents, short term investments and financial assets provide the Company with cash runway until end of Q3 2026.
Prior to the Offering and subject to receiving the USD 75 million upfront payment payable upon closing of the strategic partnership with Sobi, the Company’s projected cash runway is anticipated to extend through Q3 2027. Closing of the strategic partnership with Sobi is subject to closing conditions, including the receipt of transaction related anti-trust clearance.
Risk Factors
Potential investors should carefully consider the risks described in Chapter 3 of the 2025 universal registration document filed with the AMF under number D.26-0204 on April 1, 2026, which is available free of charge on the Company’s website, as well as on the AMF’s website at www.amf-france.org. Further information on the risk factors that may affect the Company’s business and financial performance is included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2026 under “Item 3.D. Risk Factors”, and subsequent filings the Company makes with the SEC from time to time, which are available on the SEC’s website at www.sec.gov.
•The market price for the Ordinary Shares and ADSs may be volatile or may decline regardless of the Company’s operating performance.
•Shareholders who do not purchase Ordinary Shares in this Offering will experience substantial and immediate dilution due to the issuance of new Ordinary Shares.
•Investors may experience future dilution as a result of future equity offerings or other transactions.
•The Company has broad discretion in the use of the net proceeds from the Offering and may not use them effectively.
•If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about the Company, the price of the Ordinary Shares and ADSs and trading volume could decline.
•The biotechnology industry has been included in the list of critical technologies subject to foreign investment control procedure in France, which may limit the ability to certain non-French investors to participate in this Offering or any other offering of the Company’s securities.
About Innate Pharma
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise on antibody-engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next generation antibody therapeutics.
Innate Pharma is advancing a portfolio of differentiated potential first- and/or best-in-class assets, focused on areas of high unmet medical need. Its proprietary pipeline is centered on antibody-drug conjugates (ADCs), led by IPH4502, a differentiated Nectin-4 ADC in clinical development for solid tumors, and supported by a preclinical portfolio of next-generation ADC candidates. In parallel, Innate is advancing two partnered late-stage assets: lacutamab, developed with Sobi for cutaneous T-cell lymphomas, and monalizumab, developed with AstraZeneca for non-small cell lung cancer (NSCLC).
Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sobi, Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in immuno-oncology.
Headquartered in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.
Information about Innate Pharma shares
ISIN code: FR0010331421
Ticker code: Euronext Paris: IPH | Nasdaq: IPHA
LEI: 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information
This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although Innate believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development if it is unable to complete the Offering, including the trading price and volatility of Innate’s ADSs and ordinary shares, if the Offering is priced, risks related to the satisfaction of closing conditions in the placement agreement related to the Offering, and risks related to Innate’s business and financial performance. For an additional discussion of risks and uncertainties, which could cause Innate’s actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the "Risques et contrôle interne" section of the 2025 universal registration document filed with the AMF under number D.26-0204 on April 1, 2026, which is available on the AMF website http://www.amf-france.org or on Innate’s website, and public filings and reports filed with the SEC, including Innate’s Annual Report on Form 20-F for the year ended December 31, 2025, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.
In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Innate or any other person that Innate will achieve its objectives and plans in any specified time frame or at all. Innate undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to securities in Innate Pharma in any country.

Contacts

Stéphanie Cornen
VP, Investor Relations & Corporate Communications
stephanie.cornen@innate-pharma.fr

Investor Relations
investors@innate-pharma.fr

Media
communication@innate-pharma.fr
Disclaimers
This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of ADSs or Ordinary Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.
This press release may not be distributed, directly or indirectly, in or into the United States. This press release and the information contained therein does not, and will not, constitute an offer of securities for sale, nor the solicitation of an offer to purchase, securities in the United States or any other jurisdiction where restrictions may apply. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities of the Company have not been and will not be registered under the Securities Act, and the Company does not intend to conduct a public offering in the United States.
The Offering is reserved, in Europe (including in France), to “qualified investors”, as that term is defined in Article 2(e) of the Prospectus Regulation.
This document does not constitute an offer to the public in France (except for public offerings defined in Article L.411-2 1° of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés)) and the securities referred to in this document can only be offered or sold in France pursuant to Article L. 411-2 1° of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés) (as such term is defined in the Prospectus Regulation) in accordance with Articles L. 411-1, L. 411-2 and D. 411-2 and D. 411-4 of the French Monetary and Financial Code. This announcement is an advertisement and not a prospectus within the meaning of the Prospectus Regulation.
With respect to the member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except in accordance with the exemptions set forth in Article 1 (4) of the Prospectus Regulation or under any other circumstances which do not require the publication by Innate of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that relevant member State.
This document is only being distributed to, and is only directed at (a) persons outside the United Kingdom or (b) persons in the United Kingdom who are qualified investors (as defined in paragraph 15 of Schedule I to the Public Offer and Admissions and Trading Regulations 2024 (as it may be amended from time to time) who (i) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”), and in each case only in circumstances in which Section 21(1) of the Order does not apply to the Company. This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.
This press release has been prepared in both French and English. In the event of any differences between the two texts, the French language version shall supersede.